UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2026.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

Santiago, Chile. January 9, 2026.- Sociedad Química y Minera de Chile S.A. (SQM, the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) is filing this report on Form 6-K to furnish its unaudited consolidated interim financial statements as of and for the nine months ended September 30, 2025 (the “Interim Financial Statements”) included as Exhibit 99 to this report on Form 6‑K.

The Interim Financial Statements present the interim period financial information on a basis consistent with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F Financial Statements”). The Interim Financial Statements differ from the consolidated interim financial statements as of and for the nine months ended September 30, 2025 issued in Spanish in Chile and filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on November 18, 2025 (the “Chilean Interim Financial Statements”) with respect to the recognition of the income tax expense related to the specific tax on mining activity in Chile applied by the SII in the 2024 interim periods presented in the Chilean Interim Financial Statements, which had been recognized in the 2023 fiscal year period in the Company’s 2024 Form 20-F Financial Statements. See Note 20.3 of the 2024 Form 20-F Financial Statements.

Exhibits

Exhibit 99	Consolidated Interim Financial Statements as of and for the period ended September 30, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: January 9, 2024	By: /s/ Gerardo Illanes
Gerardo Illanes
CFO